FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March 2008	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
By: /s/ Ronald B. Sirkis
Name: Ronald B. Sirkis
Title: Executive Vice-President, General Counsel and Taxation

By: /s/ Blair F. Morrison
Date: March 4, 2008	Name: Blair F. Morrison
Title: Vice-President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release —	BMO Financial Group Reports First Quarter Results

BMO Continues to Invest in its Retail Businesses, is Managing Prudently in the Current Environment and is Taking Action to Reduce Volatility in its Capital Markets Businesses